(Letterhead of Thomas Properties Group, Inc.)

VIA EDGAR

June 10, 2008

Daniel L. Gordon – Branch Chief

William H. Demarest IV– Staff Accountant

United States Securities & Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Thomas Properties Group, Inc.

Dear Mr. Gordon and Mr. Demarest:

In response to the comments of the accounting staff contained in your letter dated May 22, 2008, we have supplementally provided the information set forth below. For your convenience, we have included the text of your letter and keyed our responses accordingly.

Form 10-K for the year ended December 31, 2007

Notes to Consolidated Financial Information

Note 3. Summary of Significant Accounting Policies

Unconsolidated Real Estate Entities, page 67

1.	We have read and reviewed your response to comment 2. Our comment deals strictly with the ownership of the Murano entity which appears to be the land located at 2101 Market Street in Philadelphia. It appears that a limited partnership named TPG-Land Investment Company, L.P. (the “Partnership”) was formed in October 2004 to own and develop the land. It also appears from your response that the Murano entity was consolidated at that point. You referenced an LLC named TPG/P&A 2101 Market, LLC (“GP Entity”) that was formed to be admitted as a general partner to an as yet to be formed limited partnership. It appears from your response that the GP Entity never owned the Murano entity so it is unclear the relevance of this entity. Please clarify. If the GP Entity never owned the Murano entity or property then it is unclear why Murano was ever accounted for under the equity method. It appears that the property should have been consolidated continuously since October 2004.

2.	Your response to prior comment 2 states that the Partnership was formed in October 2004 and that the GP Entity was formed in September 2005. Please reconcile these dates with your disclosure on page 32 of Form 10-K, which indicates formation in March 2005.

Response:

As indicated in our response dated May 16, 2008 (the “May 16, 2008 Response”), TPG-Land Investment Company, L.P. (the “Partnership”) owned land and certain land improvements (the “2101 Market Street Land”) as of October 2004. The Partnership has been consolidated

June 10, 2008

continuously since October 2004. Exhibit A to this letter includes a diagram reflecting the following ownership interests in the 2101 Market Street Land as of October 2004.

•	The Partnership was owned by TPG-Land Investment Company, LLC (0.5% general partner interest) and by our Operating Partnership (99.5% limited partner interest).

•

As TPG-Land Investment Company, LLC, is wholly-owned by our Operating Partnership, our Operating Partnership effectively owned 100% of the interests in the Partnership through its direct and indirect interests.

•	As the Company (Thomas Properties Group, Inc.) consolidates our Operating Partnership, the 2101 Market Street Land was consolidated as of its formation in October 2004.

Refer also to Schedule III – Investments in Real Estate in our Form 10-K for the year ended December 31, 2004, which includes the 2101 Market Street Land real estate investment under the column heading “2101 Market Street” and demonstrates how this asset comprises one of the real estate assets on our consolidated balance sheet. Therefore, as of its formation in October 2004, we have continuously consolidated the Partnership.1

As further indicated in our May 16, 2008 Response, TPG/P&A 2101 Market, LLC (the “GP Entity”) was formed in September 2005. Following formation and prior to July 31, 2006, the GP Entity had no interest in the Partnership. The assets of the GP Entity were primarily contracts with third party purchasers for the pre-sale of condominium units in the yet-to-be constructed Murano condominium project. For the reasons stated in our May 16, 2008 Response, we did not consolidate the GP Entity. We accounted for our investment in the GP Entity under the equity method of accounting as of September 2005, and through and including July 31, 2006. Therefore, as of September 2005, we continued to consolidate the Partnership and we accounted for our investment in the GP Entity as an unconsolidated real estate entity. Refer to Exhibit B to this letter for a diagram of the ownership interests in the 2101 Market Street Land and TPG/P&A 2101 Market, LLC as of September 2005. Refer also to Note 3 – Unconsolidated/Uncombined Real Estate Entities in our Form 10-K for the year ended December 31, 2005, which discusses our investment in the GP Entity.

As further stated in our May 16, 2008 Response, TPG/P&A 2101 Market, LP was formed in July 2006, and was merged with and into the Partnership. Refer to Exhibit C to this letter for a diagram of the ownership interests in TPG/P&A 2101 Market, LP effective August 1, 2006. As explained in our May 16, 2008 Response, due to the various July 2006 formation and restructuring transactions, we concluded consolidation accounting was appropriate for all ownership interests in TPG/P&A 2101 Market, LP effective August 1, 2006. References to Murano in Note 3 – Summary of Significant Accounting Policies – Unconsolidated Real Estate Entities and in Note 4 – Unconsolidated Real Estate Entities of our Form 10-K for the year ended December 31, 2007, refer to the GP Entity. The references to Murano in those notes do not refer to the 2101 Market Street Land (see Exhibit A and Exhibit B) nor do they refer to the Murano condominium project, which is under construction on the 2101 Market Street Land (see Exhibit C).

[1]	Note that at this point in time the branded name Murano did not exist yet, and therefore, the property was referred to as 2101 Market Street and not Murano.

June 10, 2008

We would like to clarify our disclosure on page 32 of our Form 10-K, which states that Murano (i.e., the GP Entity) was accounted for using the equity method of accounting as of March 2005. The Operating Agreement for the GP Entity is dated March 2005. The GP Entity was issued its certificate of organization by the Commonwealth of Pennsylvania in September 2005, and it was capitalized in September 2005. We will clarify this disclosure in future filings.

Conclusion

In conclusion, the 2101 Market Street Land (later to be commonly referred to as Murano once construction of a high-rise condominium project began) and the subsequent Murano improvements have been consolidated continuously by the Company since October 2004. The only entity connected with the Murano development that was initially accounted for under the equity method of accounting is TPG/P&A 2101 Market, LLC (also referred to herein as the GP Entity). The GP Entity, as explained in our May 16, 2008 Response, is the investment vehicle through which our sole unaffiliated partner in the Murano development holds its interest. Our previous response discussed the reasons why our interest in the GP Entity met the requirements of equity method accounting through July 31, 2006. Effective August 1, 2006, the GP Entity was admitted as a partner in the Partnership constructing the Murano, we continued to consolidate the Partnership, and we began reflecting the interest of our unaffiliated partner as a minority interest in our consolidated financial statements.

* * *

In connection with the Company’s response to the staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions about the foregoing responses, please do not hesitate to contact me directly at (213) 233-2296.

Sincerely,

/s/ Diana M. Laing
Diana M. Laing
Chief Financial Officer

Thomas
Properties
Group, LP
TPG-Land
Investment
Company, LLC
TPG-Land
Investment
Company, LP
2101 Market
Street Land
Thomas
Properties
Group, Inc.
Thomas Properties Group, Inc.
Ownership Interests in 2101 Market Street Land – Effective October 13, 2004
General Partner
100%
99.5%
Limited Partner
0.5%
General Partner
Exhibit A

Thomas Properties Group, Inc.
Ownership Interests in 2101 Market Street Land and TPG/P&A 2101 Market,
LLC (a newly-formed entity) – Effective September 2005
Thomas
Properties
Group, LP
TPG-Land
Investment
Company, LLC
PNA-2100
Market, LLC
(unaffiliated partner)
TPG-Land
Investment
Company, LP
TPG/P&A
2101 Market,
LLC
2101 Market
Street Land
Thomas
Properties
Group, Inc.
General Partner
100%
50% 50%
99.5%
Limited Partner
0.5%
General Partner
Exhibit B

Thomas Properties Group, Inc.
Ownership Interests in TPG/P&A 2101 Market, LP (owner of the project commonly referred to as Murano) – Effective August 1, 2006
TPG-
Preferred
Equity, LLC
Preferred
Equity Partner
Thomas
Properties
Group, LP
TPG-Land
Investment
Company, LLC
PNA-2100
Market, LLC
(unaffiliated partner)
TPG/
P&A 2101
Market, LP
(formerly known as
TPG-Land Investment
Company, LP)
TPG/P&A
2101 Market,
LLC
Thomas
Properties
Group, Inc.
General Partner
Murano
Condominium
Project (formerly
known as 2101 Market
Street Land)
100% 100%
50%
50%
45.6%
Class A
Limited Partner
0.5%
Class A
Limited Partner
0.5%
Class B
General Partner
53.4%
Class B
Limited Partner
Exhibit C